Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated December 15, 2010, in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-175140) and related Prospectus of Stater Bros. Holdings Inc. for the registration of $255 million aggregate principal amount of 7 3/8% Senior Notes due 2018.

/s/ Ernst & Young LLP

Irvine, California

August 12, 2011